UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2012

Commission File Number: 0-01989

Seneca Foods Corporation Employees' Savings Plan

(Full title of the Plan)

Seneca Foods Corporation

(Name of issuer of the securities held pursuant to the Plan)

3736 South Main Street, Marion, New York 14505

(Address of principal executive office)

REQUIRED INFORMATION

1. Plan financial statements and schedules examined by an independent accountant prepared in accordance with financial reporting requirements of ERISA.

See accompanying index on page 3.

2. Signature

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011

Bobbitt, Pittenger & Company, P.A.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

CONTENTS

PAGE

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	4

NOTES TO FINANCIAL STATEMENTS	5

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS HELD AT END OF YEAR	12

Bobbitt, Pittenger & Company, P.A.
Certified Public Accountants

June 19, 2013

Seneca Foods Corporation
Employees’ Savings Plan
Marion, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of Seneca Foods Corporation Employees' Savings Plan (“the Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  Seneca Foods Corporation Employees' Savings Plan’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets held at end of year, referred to as “supplemental information”, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.  This information has been subjected to the

1605 Main Street, Suite 1010 Sarasota, FL 34236 Telephone: 941-366-4450 FAX # 941-954-7508

Seneca Foods Corporation
June 19, 2013
Page Two

auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/Bobbitt, Pittenger & Company, P.A.

Certified Public Accountants
Sarasota, FL

1605 Main Street, Suite 1010 Sarasota, FL 34236 Telephone: 941-366-4450 FAX # 941-954-7508

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011

ASSETS

INVESTMENTS:
At fair value:
Key Guaranteed Portfolio Fund	$22,486,862	$21,328,670
Nuveen Equity Index Fund I	20,977,150	18,382,581
Seneca Foods Corporation Employer Stock Fund	18,953,690	16,302,701
Oakmark Equity and Income Fund	16,616,064	16,009,481
Dodge & Cox Stock Fund	6,598,163	6,193,414
PIMCO Real Return Fund	6,259,484	5,773,789
Dreyfus International Stock Index	5,755,538	5,206,085
Heartland Value Plus	4,554,688	4,495,719
American Growth Fund R4	4,386,341	3,817,989
Dreyfus Mid-Cap Index Fund	3,650,850	3,366,278
PIMCO Total Return Instl	2,617,282	1,536,453
Black Rock Small Cap Growth Equity	1,853,220	1,641,035
Nuveen Mid Cap Growth Opportunity I	1,773,298	1,669,525
Columbia Small Cap Index Fund Z	1,735,726	1,798,793
Columbia Mid Cap Value Opportunity R4	1,453,625	1,576,545
Invesco International Growth Fund A	1,263,649	781,562
Vanguard Total Bond Market Index	1,102,827	1,357,806
Thornburg International Value R4	977,247	961,376

Total investments	123,015,704	112,199,802

RECEIVABLES:
Employer's contribution	1,962,836	1,852,762
Notes receivable from participants	591,514	609,259
	2,554,350	2,462,021

NET ASSETS AVAILABLE FOR BENEFITS	$125,570,054	$114,661,823

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

	2012	2011

ADDITIONS:

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation (depreciation) in fair value of investments	$10,232,857	$(4,435,100)
Interest and dividend income	3,486,998	3,894,518
Contributions:
Participants	7,708,190	7,369,232
Employer	1,951,109	1,852,593

Total additions	23,379,154	8,681,243

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	12,376,183	6,233,780
Administration expenses	94,740	71,033

Total deductions	12,470,923	6,304,813

NET INCREASE	10,908,231	2,376,430

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	114,661,823	112,285,393

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$125,570,054	$114,661,823

See notes to the financial statements.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2012 AND 2011
NOTE A - DESCRIPTION OF PLAN

The following description of Seneca Foods Corporation Employees' Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. Substantially all employees of Seneca Foods Corporation ("the Company") are eligible to participate after completion of twelve months employment and attainment of age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan includes an automatic enrollment feature. Employees who become eligible to participate will receive information about the Plan and the automatic enrollment feature. When the automatic enrollment feature applies, the Company will automatically deduct 2% out of a participant’s compensation and contribute to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. If a participant does not elect how to invest their contributions, the contributions will automatically be invested in the investment fund designated by the Company as the default fund. The Plan currently offers various mutual funds and an insurance group annuity contract as investment options for participants. The Company may contribute additional amounts at the discretion of the Company's Board of Directors. The Company contribution is invested directly in the Seneca Foods Corporation Employer Stock Fund and is allocated to participants based on the participants’ pro rata share of total participating payroll. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after three years of vesting service.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A - DESCRIPTION OF PLAN (CONTINUED)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 4 percent to 9.5 percent, which are commensurate with local prevailing rates as determined by the Plan.  Principal and interest is paid ratably through monthly payroll deductions. The term of the loan should not exceed five years except in the case of a loan used to acquire a dwelling unit that is to be the principal residence of the participant.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a current lump sum. If the balance (not including any rollover account), is equal to or greater than $5,000, a participant may elect to receive a deferred lump sum.

Forfeited Accounts

At December 31, 2012 and 2011, forfeited non-vested accounts totaled approximately $9,000 and $11,000, respectively.  These accounts will be used to reduce future employer contributions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management’s Review

Subsequent events were evaluated through June 19, 2013, which is the date the financial statements were issued.

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note F for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

NOTE C - TAX STATUS

The Plan obtained its latest determination letter on August 16, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE D - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

		2012	2011

	Key Guaranteed Portfolio Fund	$22,486,862	$21,328,670
	Nuveen Equity Index Fund I	20,977,150	18,382,581
*	Seneca Foods Corporation Employer Stock Fund	18,953,690	16,302,701
	Oakmark Equity and Income Fund	16,616,064	16,009,481
	Dodge & Cox Stock Fund	6,598,163	6,193,414
	Pimco Real Return Fund	-	5,773,789

* Nonparticipant-directed

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $10,232,857 and $(4,435,100), respectively. The appreciation (depreciation) in each fund category is as follows:

	2012	2011

Mutual funds	$10,232,857	$(4,435,100)

NOTE E - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at December 31:

	2012	2011
Net assets:
Seneca Foods Corporation Employer Stock Fund	$18,953,690	$16,302,701

Changes in net assets:
Contributions	$2,053,229	$2,064,243
Net appreciation in fair value	2,861,753	(632,715)
Withdrawals by participants	(2,263,993)	(914,530)

	$2,650,989	$516,998

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE F – FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to measure the fair value of certain financial instruments could result in a different fair value at the reporting date.

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs are unobservable and have the lowest priority. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of the Seneca Foods Corporation Employer Stock Fund is valued at the underlying asset value of the funds at year-end.

Level 2 Fair Value Measurements

The group annuity contract is valued at contract value, which approximates fair value (see Note G).

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of:

		Quoted Prices
		in Active	Significant
		Markets For	Other
		Identical	Observable
		Assets	Inputs
	Fair Value	(Level 1)	(Level 2)

December 31, 2012

Mutual funds	$81,575,152	$81,575,152	$-
Group annuity contract	22,486,862	-	22,486,862
Seneca Foods Corporation
Employer Stock Fund	18,953,690	18,953,690	-
	$123,015,704	$100,528,842	$22,486,862

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE F – FAIR VALUE MEASUREMENTS (CONTINUED)

		Quoted Prices
		in Active	Significant
		Markets For	Other
		Identical	Observable
		Assets	Inputs
	Fair Value	(Level 1)	(Level 2)

December 31, 2011

Mutual funds	$74,568,431	$74,568,431	$-
Group annuity contract	21,328,670	-	21,328,670
Seneca Foods Corporation
Employer Stock Fund	16,302,701	16,302,701	-
	$112,199,802	$90,871,132	$21,328,670

NOTE G – GROUP ANNUITY CONTRACT

The Plan has a fully benefit responsive group annuity contract with an insurance company, which is called the Key Guaranteed Portfolio Fund. The insurance company maintains the contributions in a general account, which is credited with earnings and charged for participant withdrawals and administrative expenses. The group annuity contract is included in the financial statements at fair value which is equal to contract value.

Certain events limit the Plan’s ability to transact at contract value with the insurance company. Such events include the following: (1) premature termination of the contracts by the Plan, (2) plant closings, (3) layoffs, (4) Plan termination, (5) bankruptcy, (6) and early retirement incentives. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. The insurance company may not terminate the contract at any amount less than the contract value.

The insurance company is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the insurance company. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the product will be established based on the earnings of the underlying assets in the entire medium-long term portfolio compared to the minimum interest crediting rate, as stated in the contract, and prevailing market conditions. The average yield earned by the Plan for the group annuity contract is derived by averaging the quarterly gross interest rates for the fund over the year. The average for 2012 and 2011 was 2.08% and 2.68%, respectively. The actual average yield earned by the Plan for the group annuity contract is derived by averaging the Plan’s quarterly interest rates. The average for 2012 and 2011  was 2.08% and 2.68%, respectively.

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS
   TO SCHEDULE H OF FORM 5500

No reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to the Form 5500 is required.

NOTE J – RELATED PARTY TRANSACTIONS

The group annuity contract is managed by Great-West Life and Annuity Insurance Company. Great-West Life and Annuity Insurance Company is the third-party administrator for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are investments in the Seneca Foods Corporation Employer Stock Fund.  As the Company is the Plan sponsor, transactions involving the Seneca Foods Corporation Employer Stock Fund qualify as party-in-interest transactions.

These party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

NOTE K – RISKS AND UNCERTAINTIES

The plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

SENECA FOODS CORPORATION EMPLOYEES' SAVINGS PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2012

		Description of investment
	Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,		Current
	or similar party	par or maturity value	Cost	Value
(a)	(b)	(c)	(d)	(e)

	American Funds	Growth Fund of America Class R4		$4,386,341

	BlackRock	Small Cap Growth Equity		1,853,220

	Columbia	Small Cap Index Fund Z		1,735,726

		Mid Cap Value Opportunity R4		1,453,625

	Dodge & Cox	Stock Fund		6,598,163

	Dreyfus	Mid Cap Index Fund		3,650,850

		International Stock Index Fund		5,755,538

*	Great-West Life and Annuity Insurance	Key Guaranteed Portfolio Fund		22,486,862

	Heartland	Value Plus		4,554,688

	Invesco	International Growth Fund A		1,263,649

	Nuveen	Mid Cap Growth Opportunity I		1,773,298

		Equity Index Fund I		20,977,150

	Oakmark	Equity and Income Fund		16,616,064

	Pimco Funds	Real Return Fund		6,259,484

		Total Return Fund		2,617,282

*	Seneca Foods
	Corporation	Employer Stock Fund	12,332,684	18,953,690

	Thornburg	International Value R4		977,247

	Vanguard	Total Bond Market Index		1,102,827

	Participant Loans	Interest rates 4% - 9.5%		591,514

* Indicates a party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Seneca Foods Corporation
Employees' Savings Plan
(Name of Plan)

/s/Timothy J. Benjamin
    ---------------------------
Timothy J. Benjamin                                           June 19, 2013
Sponsor of Seneca Foods
Corporation Employees'
Savings Plan